UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Pfenex Inc.

(Name of Subject Company)

Pelican Acquisition Sub, Inc.

(Offeror)

a wholly-owned subsidiary of

Ligand Pharmaceuticals Incorporated

(Offeror)

(Name of Filing Persons and Offerors)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

717071104

(Cusip Number of Class of Securities)

John L. Higgins

Chief Executive Officer

Ligand Pharmaceuticals Incorporated

3911 Sorrento Valley Boulevard, Suite 110

San Diego, CA 92121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Matthew T. Bush, Esq.

R. Scott Shean, Esq.

Anthony Gostanian, Esq.

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

(858) 523-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$489,001,004.56	$63,472.34

*

Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying $12.56, the average of the high and low sales prices per share of Pfenex Inc. (“Pfenex”) common stock, par value $0.001 per share (collectively, the “Shares”), on August 27, 2020, as reported by the New York Stock Exchange American by 38,933,201 Shares (which consists of (i) 34,315,550 Shares outstanding and (ii) 4,617,651 Shares issuable pursuant to outstanding options to purchase Pfenex Shares with an exercise price of less than or equal to $12.00 per Share). The calculation of the filing fee is based on information provided by Pfenex as of August 27, 2020.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298

☒

Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $63,472.34	Filing Party: Ligand Pharmaceuticals Incorporated and Pelican Acquisition Sub, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: August 31, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed with the United States Securities and Exchange Commission on August 31, 2020 by Pelican Acquisition Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Ligand Pharmaceuticals Incorporated (“Ligand”), a Delaware corporation, to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Pfenex Inc. (“Pfenex”), a Delaware corporation, at a price of $12.00 per Share, in cash, plus a contingent value right (“CVR”), which shall represent the right to receive a contingent payment of $2.00 in cash, without interest and less any applicable withholding taxes, if a specified milestone is achieved, pursuant to an Agreement and Plan of Merger, dated as of August 10, 2020, and subject to the conditions described in the offer to purchase, dated August 31, 2020 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11 of the Schedule TO set forth below is hereby amended and supplemented as follows:

Item 11. Additional Information.

The third and fourth paragraphs under the caption “Antitrust Compliance – HSR Act” in Section 17 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby deleted in their entirety and the following two paragraphs are hereby added after the second paragraph under such caption:

“On August 24, 2020, Ligand and Pfenex filed a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer. The applicable waiting period under the HSR Act with respect to the purchase of Shares in the Offer expired at 11:59 p.m. (New York time) on September 8, 2020. Accordingly, the condition to the Offer relating to the expiration or early termination of the waiting period under the HSR Act has been satisfied. The Offer and the Merger remain subject to other closing conditions.

At any time before or after our acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Ligand, the Purchaser, Pfenex or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While we believe that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, the Purchaser may not be obligated to consummate the Offer or the Merger.”

Section 17 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph immediately after the last paragraph of such subsection under a new caption “Litigation”:

“On September 4, 2020, a purported class action complaint was filed in the United States District Court for the District of Delaware by Edward Smith, individually and on behalf of all others similarly situated, against Pfenex, the Board of Directors of Pfenex, Ligand and the Purchaser. The complaint alleges that the Schedule 14D-9 omits material information or contains misleading disclosures and that, as a result, (a) all defendants violated Section 14(e) of the Exchange Act, (b) all defendants violated Section 14(d) of the Exchange Act, and (c) each member of the Board of Directors of Pfenex violated Section 20(a) of the Exchange Act. The complaint seeks, among other things, (1) to enjoin the proceeding and consummation of the Offer and the Merger; (2) to cause the defendants to file revised disclosures; (3) in the event the Offer and the Merger are consummated, rescission, setting it aside, or awarding rescissory damages; and (4) plaintiff’s attorneys’ and experts’ fees and expenses. The defendants believe the claims asserted in the complaint are without merit.

On September 9, 2020, a complaint was filed in the United States District Court for the Eastern District of New York by a purported stockholder, John Rivera, individually, against Pfenex and the Board of Directors of Pfenex. The complaint alleges that the Schedule 14D-9 omits material information or contains misleading disclosures and that, as a result, (a) all defendants violated Section 14(e) of the Exchange Act, (b) all defendants violated Section 14(d)(4) of the Exchange Act, and (c) each member of the Board of Directors of Pfenex violated Section 20(a) of the Exchange Act. The complaint seeks, among other things, (1) to enjoin the proceeding and consummation of the Offer and the Merger unless or until the defendants file revised disclosures; (2) in the event the Offer and the Merger are consummated, rescission, setting it aside, or awarding rescissory damages; and (3) plaintiff’s attorneys’ and experts’ fees and expenses. The defendants believe the claims asserted in the complaint are without merit.

Additional complaints may be filed against Pfenex, the Board of Directors of Pfenex, Ligand and/or the Purchaser in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9.”

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated August 31, 2020.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement as published in The New York Times on August 31, 2020.*

(a)(5)(i)	Joint press release issued by Ligand Pharmaceuticals Incorporated and Pfenex Inc. announcing the signing of the Agreement and Plan of Merger on August 10, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Ligand Pharmaceuticals Incorporated with the SEC on August 11, 2020).*

(a)(5)(ii)	Social media content issued on August 10, 2020 by Ligand Pharmaceuticals Incorporated (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Ligand Pharmaceuticals Incorporated with the SEC on August 11, 2020).*

(a)(5)(iii)	Form of email to Pfenex Inc. partners, first used August 10, 2020 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 11, 2020).*

(a)(5)(iv)	Pfenex Inc. Employee Q&A, first used August 10, 2020 (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 11, 2020).*

(a)(5)(v)	Pfenex Inc. Employee Townhall Slides, first used August 10, 2020 (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 11, 2020).*

(a)(5)(vi)	Form of email to Pfenex Inc. employees regarding ESPP Plan, first used August 10, 2020 (incorporated by reference to Exhibit 99.6 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 11, 2020).*

(a)(5)(vii)	Form of email to Pfenex Inc. employees regarding ESPP Plan, first used August 13, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 13, 2020).*

(a)(5)(viii)	Press release issued by Ligand Pharmaceuticals Incorporated announcing commencement of the Offer on August 31, 2020.*

(a)(5)(ix)	Email Regarding ESPP Plan to Employees, first used August 13, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 13, 2020).*

(a)(5)(x)	Notice to Optionholders and Employee FAQ, first used August 21, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Pfenex Inc. with the SEC on August 24, 2020).*

(b)	Not Applicable.

(d)(1)	Agreement and Plan of Merger, dated August 10, 2020, by and among Ligand Pharmaceuticals Incorporated, Pelican Acquisition Sub, Inc. and Pfenex Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ligand Pharmaceuticals Incorporated with the SEC on August 11, 2020).*

(d)(2)	Confidentiality Agreement, dated May 20, 2020, by and between Ligand Pharmaceuticals Incorporated and Pfenex Inc.*

(d)(3)	Tender and Support Agreement, dated August 10, 2020, by and among Ligand Pharmaceuticals Incorporated, Pelican Acquisition Sub, Inc., Eef Schimmelpennink, Martin Brenner, Patrick K. Lucy, Shawn Scranton, Robin D. Campbell, Jason Grenfell-Gardner, Magda Marquet, Lorianne Masuoka, Phillip Schneider and John M. Taylor (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Ligand Pharmaceuticals Incorporated with the SEC on August 11, 2020).*

(d)(4)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Ligand Pharmaceuticals Incorporated with the SEC on August 11, 2020).*

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2020

PELICAN ACQUISITION SUB, INC.

By:	/s/ Charles S. Berkman
	Name:	Charles S. Berkman
	Title:	Senior Vice President, General Counsel and Secretary

LIGAND PHARMACEUTICALS INCORPORATED

By:	/s/ Charles S. Berkman
	Name:	Charles S. Berkman
	Title:	Senior Vice President, General Counsel and Secretary